Exhibit 4.30
THIS GUARANTEE is made on the 3rd day of March 2006
BETWEEN
1. FREESEAS INC. (former ADVENTURE HOLDINGS S.A.) a company duly incorporated under the laws of the Republic of The Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Island, Majuro, the Republic of the Marshall Islands (the “Guarantor”), and
2. EGNATIA BANK S.A., a company incorporated in Greece having its registered office at 4, Danaidon Street, Thessaloniki, Greece, acting for the purposes of this Agreement through its office at 116 Kolokotroni Street, Piraeus 185 35, Greece (the “Bank”).
WHEREAS
A. By a Loan Agreement dated 9th June 2005 as amended by an Addendum Number One dated 3rd March 2006 (the “Loan Agreement”) and made between (1) the Bank and (2) ADVENTURE FOUR S.A. of the Republic of The Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Island, Majuro, The Republic of the Marshall Islands (the “Borrower”) (a copy of which Loan Agreement is attached hereto for the purposes of identification) it was agreed amongst other things that the Bank would make available to the Borrower upon the terms and conditions therein described a sum of up to United States Dollars seven million (US$ 7,000,000).
B. It is a condition precedent to the Bank making available the said sum to the Borrower that the Guarantor shall execute and deliver to the Bank this Guarantee which is the Guarantee referred to in the Loan Agreement.
C. The Guarantor has a benefit from granting this Guarantee, since the Guarantor has a close relationship and mutual assistance with the Borrower and shares mutual commercial interests with the latter.
NOW THIS GUARANTEE WITNESSETH AND IT IS HEREBY AGREED

1. DEFINITION AND INTERPRETATION
1.01. Expressions defined in the Loan Agreement shall, unless the context otherwise requires, have the same meanings when used in this Guarantee.
1.02. In this Guarantee:
(a)	Clause headings are inserted for convenience only and shall not affect the construction of this Guarantee and unless otherwise specified, all references to Clauses are to clauses of this Guarantee;

(b)	unless the context otherwise requires, words denoting the singular number shall include the plural and vice versa;

(c)	references to persons include bodies corporate and unincorporate;

(d)	references to assets include property, rights and assets of every description;

(e)	references to any document are to be construed as references to such document as amended or supplemented from time to time; and

(f)	references to any enactment include re-enactments, amendments and extensions thereof.
2. GUARANTEE
2.01. For and in consideration of the Bank’s agreement to making available the Loan to the Borrower and for other good and valuable consideration (the receipt of which is hereby acknowledged by the Guarantor), the Guarantor as primary obligor and not merely as surety, whereby the Bank shall at the same time proceed against the Borrower, hereby jointly and severally with any other guarantor irrevocably and unconditionally:
(a)	guarantees to the Bank prompt performance by the Borrower of all its obligations under or in connection with the Loan Agreement and payment on the due date of all sums payable now or in the future to the Bank by the Borrower thereunder or in connection therewith when and as the same shall become due (or in the case of sums expressed to be payable by the

Borrower on demand (whether following acceleration or otherwise), when and as the same shall be demanded by the Bank);

(b)	undertakes with the Bank that, if and whenever the Borrower shall be in default in the payment of any sum whatsoever under or in connection with the Loan Agreement, the Guarantor will pay such sum on demand; and
(c) undertakes with the Bank that if and whenever the Borrower shall be in default in the performance of any of its obligations whatsoever under or in connection with the Loan Agreement, the Guarantor will perform such obligations on demand.
2.02. The Guarantor unconditionally and irrevocably agrees that, if any sums hereby guaranteed are not recoverable on the basis of a guarantee (whether by reason of any legal limitation, illegality, disability or incapacity on or of the Borrower, and/or the other Security Parties, or the Guarantor or any other person or by reason of any other fact or circumstance, and whether or not known to or discoverable by the Guarantor, the Borrower, the Bank or any other person), then the Guarantor will, as a separate and independent stipulation and as a primary obligor, pay to the Bank on demand an amount or amounts equal to the amount or amounts which the Guarantor would have been liable to pay but for such irrecoverability suffered or incurred by the Bank as a result of such irrecoverability.
2.03. It is declared and agreed that:
(a) this Guarantee shall be held by the Bank as a continuing security and shall not be satisfied by any intermediate payment or satisfaction of any part of the moneys and liabilities hereby guaranteed;
(b) the security so created shall be in addition to and shall not in any way be prejudiced or affected by any of the other Security Documents;
(c) the Bank shall not be bound to enforce any of the other Security Documents before enforcing its rights under this Guarantee;
(d) no delay or omission on the part of the Bank in exercising any right, power or remedy under this Guarantee shall impair such right, power or remedy or be construed as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights powers and remedies provided in this Guarantee are cumulative and not exclusive of any rights, powers and remedies provided by law and may be exercised from time to time and as often as the Bank may deem expedient; and
2.04. Any settlement or discharge under this Guarantee between the Bank and the Guarantor shall be conditional upon no security or payment to the Bank by the Borrower, the Security Parties, the Guarantor or any other person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency or liquidation for the time being in force, and if such condition is not satisfied, the Bank shall be entitled to recover from the Guarantor on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred.
2.05. The obligations of the Guarantor under this Guarantee shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate the Guarantor from the Guarantor’s obligations hereunder in whole or in part, including without limitation, and whether or not known to or discoverable by the Guarantor, the Borrower, the Security Parties, the Bank or any other person:
(a)	any time or waiver granted to or composition with the Borrower and/or the other Security Parties, or any other person; or

(b)	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Borrower and/or the other Security Parties, or any other person; or

(c)	any legal limitation, disability, incapacity or other circumstances relating to the Borrower and/or the other Security Parties, or any other person; or

(d)	any amendment or supplement to the Loan Agreement or any other document or security; or

(e)	the dissolution, liquidation, amalgamation, reconstruction or reorganisation of the Borrower and/or the other Security Parties, or any other person; or

(f)	the unenforceability or invalidity of any obligations of the Borrower and/or the other Security Parties, or any other person under the Loan Agreement or any other document or security.
2.06. Until the moneys and liabilities hereby guaranteed have been unconditionally and irrevocably paid and discharged in full to the satisfaction of the Bank, the Guarantor shall not by virtue of any payment made or performance hereunder on account of such moneys and liabilities or by virtue of any relationship between, or transaction involving the Guarantor, the Borrower and/or the other Security Parties (whether such relationship or transaction shall constitute the Guarantor a creditor of the Borrower and/or the other Security Parties, a guarantor of the obligations of the Borrower and/or the other Security Parties or a party subrogated to the rights of others against the Borrower and/or the other Security Parties or otherwise howsoever and whether or not such relationship or transaction shall be related to, or in connection with, the subject-matter of this Guarantee):
(a)	exercise any rights of subrogation in relation to any rights, security or moneys held or received or receivable by the Bank or any other person; or

(b)	exercise any right of contribution from any co-surety liable in respect of such moneys and liabilities under any other guarantee, security or agreement; or

(c)	exercise any right of set-off or counterclaim against the Borrower, and/or the other Security Parties, or any such co-surety; or

(d)	in case of an continuing Event of Default receive, claim or have the benefit of any payment, distribution, security or indemnity from the Borrower, and/or the other Security Parties, or any such co-surety; or

(e)	unless so directed by the Bank (when the Guarantor will prove in accordance with such directions), claim as a creditor of the Borrower, and/or the other Security Parties, or any such co-surety in competition with the Bank.
The Guarantor shall hold in trust for the Bank and forthwith pay or transfer (as appropriate) to the Bank any such payment (including an amount equal to any such set-off), distribution or benefit of such security, indemnity or claim in fact received by the Guarantor.
2.07. Until all moneys and liabilities hereby guaranteed have been unconditionally and irrevocably paid in full to the satisfaction of the Bank, the Bank may at any time keep in a separate interest-bearing account for as long as it may reasonably think fit, any moneys received, recovered or realised under this Guarantee or under any other guarantee, security or agreement relating in whole or in part to the moneys and liabilities hereby guaranteed in order to apply the same or any part thereof in or towards the discharge of such amount.
3. REPRESENTATIONS AND WARRANTIES
3.01. The Guarantor hereby represents and warrants to the Bank that:
(a)	the Guarantor has no established offices in Greece

(b)	the Guarantor has full power and authority (i) to execute and deliver this Guarantee and all notices, certificates and other documents related to this transaction and (ii) to comply with the provisions of, and perform all the Guarantor’s obligations under this Guarantee;

(c)	to the Guarantor’s best knowledge this Guarantee constitutes the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with its terms except as such enforcement may be limited by any relevant bankruptcy, insolvency, administration or similar laws affecting creditors’ rights generally;

(d)	to the Guarantor’s best knowledge the entry into and performance by the Guarantor of this Guarantee does not and will not violate in any respect (i) any law or regulation of any governmental or official authority or body, or (ii) any agreement, contract or other undertaking to which the Guarantor is a party or which is binding upon the Guarantor or any of the Guarantor’s property or assets;

(e)	to the Guarantor’s best knowledge all consents, licences, approvals and authorisations required in connection with the entry into, performance,

validity and enforceability of this Guarantee and the transactions contemplated hereby have been obtained and are in full force and effect and will be so maintained throughout the Security Period;
(f)   it is not necessary for the legality, validity, enforceability or admissibility in evidence of this Guarantee that this Guarantee or any document relating hereto be registered, filed, recorded or enrolled with any court or authority in any relevant jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Guarantee;
(g)	no action, suit, proceeding, litigation or dispute against the Guarantor is presently taking place or pending or to the Guarantor’s knowledge threatened nor is there subsisting any judgment or award given against the Guarantor before any Court, board of arbitration or other body which, in either case, could or might result in any material adverse change in the business or financial condition of the Guarantor;

(h)	to the Guarantor’s best knowledge the Guarantor is not in default under any material agreement to which the Guarantor is a party or by which the Guarantor is bound, and no Event of Default relating to the Guarantor (or event which, with the giving of notice and/or lapse of time or other applicable condition might constitute an Event of Default relating to the Guarantor) has occurred and is continuing nor will such a default or Event of Default (or such event) result from the entry by the Guarantor into this Guarantee or the performance by the Guarantor of any of the Guarantor’s obligations under this Guarantee;

(i)	none of the assets of the Guarantor is subject to any security interest except as disclosed to the Bank on or prior to the date of this Guarantee;

(j)	to the Guarantor’s best knowledge all financial and other information furnished by the Guarantor in connection with the negotiation of this Guarantee or delivered to the Bank pursuant to this Guarantee was true and accurate when given and there were no other facts or matters the omission of which would have made any statement or information therein contained misleading;

(k)	all payments made or to be made by the Guarantor under or pursuant to this Guarantee may be made free and clear of, and without deduction or withholding for or on account of, any Taxes;

(l)	the Guarantor is fully familiar with and agrees to all the provisions of the Loan Agreement and the other Security Documents;

(m)	the Guarantor has read and understood the provisions of this Guarantee and has taken independent legal advice as to the effect hereof and, in particular, the Guarantor understands that failure to comply with this Guarantee may result in the Guarantor’s assets being seized and

(n)	no oral or written statement has been made by or on behalf of the Bank which could be construed as a waiver of any provisions of this Guarantee or a statement of intention not to enforce the same in accordance with its terms.
3.02. The representations and warranties of the Guarantor set out in Clause 3.01 shall survive the execution of this Guarantee and shall be deemed to be repeated at the commencement of each Interest Period and, if different, on each Repayment Date, with respect to the facts and circumstances existing at each such time, as if made at each such time and shall terminate upon payment in full of the Loan.
4. UNDERTAKINGS
The Guarantor undertakes that, as and from the date of this Guarantee and throughout the Loan Period, the Guarantor will comply in full with the following undertakings;
(a)	the Guarantor will send (or procure that there is sent) to the Bank:
(i)	as soon as the same is instituted (or, to the knowledge of the Guarantor, threatened), details of any litigation, arbitration or administrative proceedings against or involving the Guarantor which could or might result in any adverse change in the business or financial condition of the Guarantor; and

(ii)	from time to time, and on demand, such financial or other

information except as may be prohibited by any applicable law and keep the Bank advised of all major financial developments (such as new acquisitions, or sales of vessels, new loans, refinancing or restructuring of existing loans contracts for any employment of vessels and any other borrowed money) relating to the Guarantor as may be reasonably requested by the Bank;
(b)	Furnish the Bank, in form and substance satisfactory to the Bank, with annual, combined financial statements of the Guarantor within 120 days after the end of the financial year concerned commencing as of 31st December 2004 prepared in accordance with generally accepted accounting principles consistently applied;
(c)	the Guarantor will notify the Bank in writing of any Event of Default relating to the Guarantor (or event which, with the giving of notice and/or lapse of time or other applicable condition, might constitute an Event of Default relating to the Guarantor) forthwith upon the occurrence thereof;
(d)	the Guarantor will obtain and promptly renew from time to time, and will promptly furnish certified copies to the Bank of all such authorisations, approvals, consents and licenses as may be required under any applicable law or regulation to enable the Guarantor to perform the Guarantor’s obligations under this Guarantee, or required for the validity or enforceability of this Guarantee and the Guarantor shall comply with the terms of the same;
(e)	the Guarantor undertakes that from the date of this Agreement and as long as any sums are due and/or outstanding under this Agreement or any of the other Security Documents, the Guarantor will incur no further Indebtedness nor make any loans or advances or pay dividends and grant no guarantee to and/or in favour of anybody without the written advice to the Bank.
5. PAYMENTS AND CALCULATIONS, INTEREST
5.01. All payments to be made by the Guarantor to the Bank under this Guarantee shall be made by not later than 10.00 a.m. on the due date in same day

Dollar funds settled through the New York Interbank Payments System (or in such other funds and/or settled in such other manner as the Bank shall specify as being required by the terms of the Loan Agreement or as being customary at the time for the settlement of international transactions of the type contemplated by this Guarantee) to the account of the Bank (Account No. 890-0055-561 with Bank of New York Swift Code IRVTUS3N) or to such other bank account as the Bank may from time to time notify to the Guarantor.
5.02. If any sum shall become due on a day which is not a Banking Day, the due date thereof shall be extended to the next succeeding Banking Day, unless such Banking Day falls in the next calendar month, in which event such due date shall be the immediately preceding Banking Day.
5.03. In the event that the Bank does not receive on the due date any sum due under this Guarantee, the Guarantor shall pay to the Bank on demand interest on such sum from and including the due date therefor to the date of actual payment (as well after as before judgement) at the rate per annum determined by the Bank from time to time to be the aggregate of (a) two per cent per annum, (b) the Margin, (c) LIBOR for such period. Any such interest which is not paid shall be compounded at the end of each such period. All payments of interest hereunder shall be calculated on the basis of actual days elapsed in a 360 day year.
6. EXPENSES
6.01. The Guarantor shall pay to the Bank on demand all reasonablecosts, fees and expenses (including, but not limited to, legal fees and expenses) and Taxes thereon incurred by the Bank in connection with:
(a) the negotiation, preparation and execution of this Guarantee; and/or
(b)	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Guarantee.
6.02. The Guarantor shall pay to the Bank on demand all costs, fees and expenses (including, but not limited to, legal fees and expenses) and Taxes thereon incurred by the Bank in connection with:

(a)	any variation of, or amendment or supplement to, any of the terms of this Guarantee; and/or
(b)	any consent or waiver required from the Bank in relation to this Guarantee, and in each case, regardless of whether the same is actually implemented, completed or granted, as the case may be.
6.03. The Guarantor shall pay promptly all stamp, documentary and other like duties and Taxes to which this Guarantee may be subject or give rise and shall indemnify the Bank on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Guarantor to pay any such duties or Taxes.
7. CURRENCY INDEMNITY
If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Guarantor or the bankruptcy of the Guarantor or for any other reason, any payment under or in connection with this Guarantee is made or falls to be satisfied in a currency (the “payment currency”) other than the currency in which such payment is due under or in connection with this Guarantee (the “contractual currency”), then to the extent that the amount of such payment actually received by the Bank, when converted into the contractual currency at the rate of exchange, falls short of the amount due under or in connection with this Guarantee, the Guarantor, as a separate and independent obligation, shall indemnify and hold harmless the Bank against the amount of such shortfall. For the purposes of this Clause 7, “rate of exchange” means the rate at which the Bank is able on or about the date of such payment to purchase the contractual currency with the payment currency and shall take into account any premium and other costs of exchange with respect thereto.
8. NO COUNTERCLAIM, TAXATION
8.01. All payments to be made by or on behalf of the Guarantor to the Bank pursuant to this Guarantee shall be made (a) without any set-off, counterclaim or condition whatsoever and (b) free and clear of, and without deduction for or on account of, any present or future Taxes, unless the Guarantor is required by law or regulation to make any such payment subject to any Taxes.
8.02. In the event that the Guarantor is required by any law or regulation to make any deduction or withholding on account of any Taxes from any payment due under this Guarantee, then:
(a)	the Guarantor shall notify the Bank promptly as soon as it becomes aware of such requirement;

(b)	the Guarantor shall remit promptly the amount of such Taxes to the appropriate taxation authority, and in any event prior to the date on which penalties attach thereto;

(c)	such payment shall be increased by such amount as may be necessary to ensure that the Bank receives a net amount, free and clear of all Taxes, equal to the full amount which the Bank would have received had such payment not been subject to such Taxes; and

(d)	the Guarantor shall indemnify the Bank against any liability of the Bank in respect of such Taxes.
8.03. Not later than thirty days after each deduction or withholding of any such Taxes, the Guarantor shall forward to the Bank evidence satisfactory to the Bank that such Taxes have been remitted to the appropriate taxation authority.
9. SET - OFF
The Guarantor authorises the Bank (without prejudice to any of the Bank’s rights at law or otherwise), at any time and without notice to the Guarantor to apply any credit balance to which the Guarantor is then entitled and/or to whatever currency standing upon any such account of the relevant Guarantor with any branch of the Bank in or towards satisfaction of the Indebtedness. For this purpose, the Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application. The Bank shall not be obliged to exercise any right given to it by this clause. The Bank shall notify the

Guarantor forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto.
10. COMMUNICATIONS
10.01. Except as otherwise provided for in this Guarantee all notices or other communications under or in respect of this Guarantee to either party hereto shall be in writing and shall be deemed to be duly given or made when delivered and received (in the case of personal delivery or letter) and when despatched (in the case of the telex and/or facsimile) to such party addressed to it at the address appearing below (or at such other address as such party hereafter specify for such purpose to the other by notice in writing):
1.	In the case of the Guarantor c/o FREE BULKERS S.A., 93 Akti Miaouli Street, 185 38 Piraeus , Greece, fax no +30 210 4291010, email freebulk@otenet.gr, for the att. of Mr George D. Gourdomichalis and/or Efstathios D. Gourdomichalis and/or Ion Varouxakis, each one

2.	In the case of the Bank at 116, Kolokotroni Street, Piraeus, Greece.
A written notice includes a notice by telex and/or facsimile. A notice or other communication received on a non-working day or after business hours in the place of receipt shall be deemed to be served on the next following working day in such place.
10.02. All communications and documents delivered pursuant to or otherwise relating to this Guarantee shall either be in Greek or English or accompanied by a certified Greek or English translation prepared by a translator approved by the Bank.
10.03. A certificate or determination of the Bank as to any matter provided for in this Guarantee, in the absence of manifest error, shall be conclusive and binding on the Guarantor.

11. ASSIGNMENTS
11.01. This Guarantee shall be binding upon and inure to the benefit of the Bank and the Guarantor and their respective successors and permitted assigns and references in this Guarantee to either of them shall be construed accordingly.
11.02. The Guarantor may not assign or transfer any of the Guarantor’s rights and/or obligations under this Guarantee.
11.03. The Bank may after prior written notice to the Guarantor of not less than fifteen (15) days assign or transfer all or part of its rights or obligations hereunder to any assignee or transfereeof all or a similar proportion of its rights and/or obligations under the Loan Agreement or change its lending office.
11.04. The Bank may disclose to any potential assignee or transferee of all or any part of its rights or obligations under this Guarantee or to any person who may otherwise enter into contractual relations with the Bank in relation to this Guarantee, such information about the Guarantor and/or the Guarantor’s related entities as the Bank thinks fit subject to the Bank giving prior notice thereof to the Guarantor.
12. MISCELLANEOUS
12.01. Time shall be of the essence of this Guarantee. No delay or omission on the part of the Bank in exercising any right, power or remedy under this Guarantee shall impair such right, power or remedy or be construed as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers, and remedies herein provided are cumulative and not exclusive of any rights, powers and remedies provided by law and may be exercised from time to time and as often as the Bank deems expedient.
12.02. Any waiver by the Bank of any terms of this Guarantee, or any consent or approval given by the Bank under this Guarantee, shall only be effective if given in writing and then only for the purpose and upon the terms for which it is given.

12.03. If at any time any one or more of the provisions in this Guarantee is or becomes invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality and enforceability of the remaining provisions of this Guarantee shall not be in any way affected or impaired thereby.
12.04. The obligations of the Guarantor under this Guarantee shall remain in full force and effect (always subject to Recital D hereof) until the Bank shall have received all amounts due or to become due to it hereunder in accordance with the terms hereof. Without prejudice to the foregoing, the obligations of the Guarantor under Clauses 2.04., 5.03., 6, and 7 shall survive the repayment of the Loan.
13. LAW AND JURISDICTION
13.01 This Guarantee and Indemnity shall in all respects be governed by and construed in accordance with the law of England
13.02 For the exclusive benefit of the Bank, the Guarantor irrevocably agrees that the Courts of Piraeus Greece are to have jurisdiction to settle any disputes arising out of or in connection with this Guarantee and Indemnity and that any suit, action or proceedings arising out of or in connection with this Guarantee and Indemnity may be brought in those courts PROVIDED THAT nothing contained in this Clause shall limit the right of the Bank to take any suit, action or proceedings against the Guarantor in any other court of competent jurisdiction nor shall the taking of any suit, action or proceedings against the Guarantor in one or more jurisdictions preclude the taking of any suit, action or proceedings in any other competent jurisdiction whether concurrently or not.
13.03 The Guarantor irrevocably waives any objection which it may now or in the future have to the laying of the venue of any suit, action or proceedings in any such court as is referred to in Clause 13.2 and any claim that such suit, action or proceedings has been brought in an inconvenient or inappropriate forum and irrevocably agrees that a judgement in any such suit, action or proceedings brought in any such court shall be conclusive and binding on the Guarantor and may be enforced in the courts of any other jurisdiction.

13.04 The Guarantor irrevocably agrees that any writ, notice, judgement or other legal process shall be sufficiently served on it if addressed to the Guarantor and left at or sent by post to the Address for Service.
13.05	Mr John Hadjis at 6, Bouboulinas Street, 185 35 Piraeus , Greece, fax no +30 210 4225300 is hereby appointed by the Guarantor as agent to accept service (hereinafter “Process Agent”) upon whom any judicial process may be served and any notice, request, demand or other communication under this Agreement or any of the other Security Documents. In the event that the Process Agent (or any substitute process agent notified to the Bank in accordance with the foregoing) cannot be found at the address specified above (or, as the case may be, notified to the Bank), which will be conclusively proved by a deed of a process server to the effect that the Process Agent was not found at such address, any process notice, request, demand or other communication to be sent to the Guarantor may be validly effected upon the District Attorney of the First Instance Court of Piraeus.
IN WITNESS whereof the parties hereto have entered into this Guarantee on the date first above written.

SIGNED by	)
Stefanos Kardamakis	)
Pantelis Vokos	)
the duly authorised attorneys	)
for and on behalf of	)
EGNATIA BANK S.A.	)

SIGNED by	)
/s/ [ILLEGIBLE]	)
the duly authorised attorney	)
for and on behalf of	)
FREESEAS INC	)

ANNEX 1:
LOAN AGREEMENT

ANNEX 2:
ADDENDUM NUMBER ONE